UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission file number 0-27307

(Check One)

☒ Form 10-QSB

For the quarterly period ended June 30, 2006

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

PART I

REGISTRANT INFORMATION

M&F BANCORP, INC.

(Full name of registrant)

North Carolina	56-1980549
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

2634 Durham Chapel Hill Blvd., Durham, NC 27707-2800

(Address of Principal Executive Offices)

(919) 683-1521

PART II—RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

(Check box if appropriate.)

☒	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date, or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III—NARRATIVE

The registrant cannot complete and file its Quarterly Report on Form 10-QSB by August 14, 2006, because the registrant’s management is continuing to discuss and consider its internal controls, including some matters that may require disclosure in the Form 10-QSB. Accordingly, the registrant is unable to file its Form 10-QSB within the prescribed time period.

PART IV—OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Jonathan Sears Woodall	(919)	683-1521
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

M&F BANCORP, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 14, 2006

By: /s/ JONATHAN SEARS WOODALL

Jonathan Sears Woodall

Chief Financial Officer